Clifton Star Resources, Inc.

Revisions, reviews and acquisitions

Vancouver, B. C.

November 25, 2008. Clifton Star Resources, Inc. (TSX. V:CFO Deutsche Borse C3T). The Company is pleased to announce that an amendment to the payment schedule on the Beattie/Donchester/Dumico properties in Duparquet township, Quebec has been reached with the vendors with a payment of $500,000 on December 1, 2008 and the balance of $8,500,000 postponed to July 1, 2009. Also, they have agreed to accept the final payment in cash or shares or a combination from a third party. They are fully cognizant of the prevailing market conditions and are most willing to provide the Company with sufficient comfort to ensure a successful outcome for the project.

A total of 182 drill holes have been completed to date beginning in 2007 on all four properties including the Duquesne, which the Company owns, for a total of over 60,000 meters of drilling and with mineralization encountered in every hole.

The Company wishes to announce that it has agreed to acquire a strategic number of claims known as the Central Duparquet situated between the Donchester and the Dumico. These 18 units totaling 293 hectares have a historic resource estimate of 567,000 tonnes grading 5.11 g/t Au with a cut off grade of 2.74 g/t and width of 2.0 metres. (P.Lochon Report). The Company is not treating the historical estimate as a current mineral resource. The property underwent an extensive drill program by Soquem and Cambior, now Iamgold, during the 1980’s. A payment of $400,000 will purchase a hundred per cent subject to a 2% NSR. Clifton Star then has five years to evaluate the property and if warranted will pay $1,900,000 in cash or shares of a third party. This acquisition extends the known zones to some ten kilometers of strike length.

The Company also purchased and staked a total of 27 claim units abutting the Duquesne block to the south and southwest. These claims totaling 964 hectares extend the mineralized zones to over five kilometers of strike length.

In order to bring the resource on the above properties into NI43- 101 compliance, Clifton Star is negotiating with an international engineering firm to conduct the study and produce a report. It is expected that they will begin before year end and have the report completed by March 2009. The Company is in the final stage of evaluating processing of the tailings. In P. Bevan’s NI43- 10 study he reported ten million tons of tailings in the indicated and inferred category, running .92 g/t Au with a recoverable rate of 88% as determined by a Queens University analysis in 2005. All options are being considered in the potential allocation of the proceeds.

The drill core backlog has now been eliminated and a steady stream of assays are now being received. A news release next week will report the completed assays to date.

Fred Archibald, P Geo OGQ and vice-president of exploration has contributed and approved this release; he is deemed to be a Qualified Person under NI43 -101.

The TSX does not guarantee the accuracy of this news release and it neither approves nor disapproves of its content.

For more information contact

Harry Miller/ President

425.453.0355

Hacabell@hotmail.com

Investor relations, contact:

Tracey Weslosky or Fred Cowans

Managing Partners

Pro-Edge consultants, inc.

416.581.0177

Info@pro-edge.com